EXHIBIT 99.2

Board of Directors
PartnerRe Ltd.
90 Pitts Bay Road
Pembroke HM 08
Bermuda
Attn: Mr. Jean-Paul Montupet
Chairman of the Board

May 12, 2015

Re: Superior Proposal by EXOR S.p.A. (“EXOR”) to PartnerRe Ltd. (“PartnerRe”)

Dear Mr. Montupet, Ladies and Gentlemen:

I am writing in response to your letter and press release of May 4, 2015, in which you confirm the continuing support of the PartnerRe Board of Directors (the “Board”) for the AXIS Capital Holdings Limited (“AXIS”) takeover of PartnerRe.  We respectfully disagree with your assessment of our initial proposal, since the facts clearly demonstrate it was a Superior Proposal.  We unquestionably would have preferred to work cooperatively with you to complete a negotiated transaction.  That strategy is no longer available to us because of the provisions of your Amalgamation Agreement with AXIS (the “AXIS Agreement”).  Through this letter, EXOR provides a substantially better proposal and a clear path for PartnerRe shareholders to consummate a transaction with EXOR.
EXOR, together with its affiliates, is now PartnerRe’s largest shareholder.  Our commitment to the offer described in this letter is underscored by our decision to invest $572 million in PartnerRe, representing 9.32% of the total outstanding common shares.
On behalf of EXOR, I hereby submit an irrevocable and binding offer pursuant to which an indirect, wholly-owned subsidiary of EXOR would merge with and into PartnerRe (the “Merger”), subject to the terms and conditions contained in the enclosed merger agreement which has been signed by the EXOR parties (the “Merger Agreement”). Pursuant to the Merger Agreement, EXOR would acquire indirectly 100% of PartnerRe’s outstanding common shares for $137.50 per share in cash.
Our board of directors has unanimously approved this binding offer and the enclosed signed Merger Agreement, so that, upon termination of the AXIS Agreement in accordance with its terms, you will be able to sign the enclosed agreement with the certainty of an agreed transaction. Our offer is not conditioned on financing and does not place any financing risk on PartnerRe shareholders. It is not conditioned on due diligence. The only conditions to the closing of the Merger are those contained in the enclosed executed Merger Agreement.
Our binding offer is clearly superior to the transaction under the AXIS Agreement and is a Superior Proposal as defined in section 5.8 of the AXIS Agreement for the reasons set forth below.

EXOR S.p.A.
Via Nizza, 250
10126 Torino
Italia
Tel. +39.011.5090266
Fax +39.011.5090260

Capitale Sociale:
€ 246.229.850
Registro delle Imprese di Torino,
Codice Fiscale e
Partita Iva n. 00470400011
REA n. 91712

www.exor.com

Superior Outcome for Common Shareholders.

Superior and Certain Value. Our binding offer of $137.50 per share in cash delivers a 10% premium to the implied value of your shares under the amended AXIS Agreement of $125.17, based on the AXIS closing price on May 5, 2015, the last trading day prior to published reports of takeover interest in AXIS, if its transaction with PartnerRe fails.
PartnerRe’s Board effectively acknowledged the superiority of EXOR’s initial proposal by entering into a revised agreement with AXIS (albeit on terms that continue to be inferior).  EXOR’s $137.50 binding offer further widens the gap and unequivocally provides superior value to shareholders.
Our binding offer provides certainty of value to PartnerRe shareholders and avoids the inherent uncertainty in the AXIS stock-for-stock transaction. The AXIS stock value is subject to significant risks related to the realization of meaningful synergies, complex integration plans, retention of key clients and employees, the impacts of a challenging operating environment and market conditions.
Improved Contractual Terms and Conditions. Our binding offer includes a definitive Merger Agreement signed by the EXOR parties, containing substantially the same terms and conditions as those in the AXIS Agreement, except for the superior cash price, requirements about terminating the AXIS Agreement and the following material improvements:
1)            Our Merger Agreement does not have an A.M. Best minimum rating condition to closing as in the AXIS Agreement;
2)            Our Merger Agreement includes a customary covenant regarding employees and benefits that AXIS did not provide due to its expected level of employee “redundancies”;
3)            Our transaction does not require any approvals from EXOR’s shareholders, unlike the AXIS Agreement which requires approval of AXIS’ shareholders; and
4)            Our Merger Agreement has a $250 million break-up fee (approximately 3.7% of the common equity value). This contrasts with the excessive break-up fee in the AXIS Agreement, which, at $280 million, constitutes over 4.5% of common equity value under the AXIS Agreement, and appears to be an attempt to be preclusive.
In addition, our Merger Agreement will result in the same treatment of the existing preferred shares as the AXIS Agreement.
Finally, there remains no financing condition in the Merger Agreement and we have separately forwarded to your legal advisors copies of our fully executed definitive loan documents providing for up to $4.75 billion in loans from Citibank and Morgan Stanley for the closing of the Merger. As you will see, those documents provide for a “certain funds” investment grade financing. We have also included a customary financing covenant in the Merger Agreement. All of this, together with EXOR’s credit strength and available cash (details of which we have shared with you and your financial advisors during the “clarification process” under your AXIS waiver), should resolve any questions as to our ability and commitment to fund our binding offer.

For your convenience we have also enclosed a markup of our Merger Agreement against the AXIS Agreement.
Efficient, Customary Closing Process. We are confident that we will obtain all necessary approvals to close a merger with PartnerRe by the end of 2015. As you know, we have a highly experienced and dedicated regulatory team across the globe and we have already commenced preparation of our application filings.
We believe regulatory authorities will view our transaction favorably. Unlike AXIS, we have no intention of materially changing PartnerRe’s business operations, corporate structure or key management and employees. EXOR will have more flexibility than AXIS to strengthen PartnerRe’s balance sheet by retaining more capital over the next several years.
EXOR has an established operating history and business reputation, previous and current investments in regulated financial services companies, experience in executing large and complex transactions, strong capital position and investment grade ratings. As a result, EXOR does not expect regulatory authorities to raise any significant concerns in connection with their review of our transaction.
Superior Outcome for PartnerRe Employees and Clients.

Our binding offer is clearly superior for employees. Our offer preserves PartnerRe’s franchise with continuity of management and brand.  Under EXOR’s ownership we will empower PartnerRe management to continue to operate the business with autonomy, guided by our entrepreneurial mindset and long-term vision for the franchise. We believe that, regardless of the legal styling of a “merger of equals,” the reality for your employees will be an AXIS takeover under the AXIS Agreement. This is evidenced by the fact that five of the seven named senior executive roles of the combined company were awarded to AXIS (including the Chief Executive Officer and Chief Financial Officer positions). Our offer respects the contribution of PartnerRe employees and seeks to build long-term value with them, while the AXIS transaction would include efforts to “rationalize” and “synergize” the employees of the two companies (as determined under the leadership of the AXIS chief executive officer). As previously expressed, EXOR’s preference is to appoint an internal candidate as permanent CEO. As your largest shareholder, we want to express the unequivocal view that, until a shareholder vote is taken on the AXIS transaction,  the employee integration plan should not be implemented, since doing so would be value-destroying and not in the interests of PartnerRe, EXOR or your other shareholders.
We also believe our binding offer is the superior, less disruptive outcome for PartnerRe clients who will appreciate the importance of management continuity and a reinsurer that does not compete with its clients.
*            *            *
Our binding offer is clearly a Superior Proposal, within the meaning of the AXIS Agreement. We and our financial advisors, BDT & Company, LLC and Morgan Stanley & Co. LLC, and our legal advisors, Pau1, Weiss, Rifkind, Wharton & Garrison LLP, are prepared to move forward immediately. We believe that our offer presents a compelling opportunity for your shareholders, clients and employees.

Given your familiarity with EXOR and the strength of our proposal, we respectfully request that the Board promptly (a) reach a determination that our binding offer constitutes a Superior Proposal, (b) withdraw its recommendation for the transaction contemplated by the AXIS Agreement and (c)  make a recommendation in favor of the transaction contemplated by this binding offer. We have withdrawn our request for pre-signing due diligence, and you now have all the information necessary to make these determinations and recommendations.
Our offer will expire at 5:00 p.m., Bermuda time on the earlier of: (i) two days after the AXIS Agreement is terminated; and (ii) July 11, 2015 (which is two days after PartnerRe’s expected shareholder special general meeting date) (such earlier date and time, the “Expiration Time”), if you do not execute and deliver to us the enclosed Merger Agreement prior to the Expiration Time. In addition, our offer will be deemed to expire prior to any acceptance if your acceptance would violate any Law (as defined in the Merger Agreement). The enclosed Merger Agreement will become null and void and of no further force or effect if our offer is not accepted by delivery of your countersignatures to the Merger Agreement prior to the expiration thereof.
The terms and provisions of Sections 9.4 (Counterparts), 9.7 (No Third-Party Beneficiaries), 9.8 (Governing Law), 9.9 (Consent to Jurisdiction) and 9.11 (Assignment) of the AXIS Agreement as in effect on the date hereof are incorporated herein by reference as if set forth herein in their entirety and shall apply mutatis mutandis to this letter.
I regret that the terms of the AXIS takeover preclude PartnerRe and EXOR from cooperating in delivering a superior outcome for PartnerRe shareholders, but we are resolved to work directly with your shareholders to achieve the same end. Given the importance of this binding offer to our respective shareholders, we are also publicly disclosing this letter and filing today preliminary proxy materials with the Securities and Exchange Commission in connection with your upcoming special general meeting.  We remain fully committed to our offer.
We hope to hear from you promptly.

Sincerely,

John Elkann

/s/ John Elkann
Chairman and Chief Executive Officer
EXOR S.p.A.